# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LAVA Therapeutics N.V., CIK 0001840748
CUSIP: N51517105
Title of class of securities: Common Shares, par value Euro 0.12 per share
Address of issuer's principal executive offices: Yalelaan 62, Utrecht, Netherlands (P7), 3584 CM
Date of event which requires filing of this statement: 09/16/2025
Filed by CIK 0001687880
Persons authorized to receive notices and communications: Max Eisenberg, One Sansome Street, Suite 1650, San Francisco, California (CA), 94104, 415-801-8100

## Reporting persons
- Versant Venture Capital VI, L.P. (CIK 0001687880): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,370,533; shared voting power 0; sole dispositive power 2,370,533; shared dispositive power 0; aggregate amount beneficially owned 2,370,533 (9% of the class)
  Comment: All shares are held by Versant VI (as defined in Item 2(a) of the Original Schedule 13D (as defined in Item 1 below)). LLC VI (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of GP VI (as defined in Item 2(a) of the Original Schedule 13D), which is the general partner of Versant VI. Each of LLC VI and GP VI may be deemed to share voting, investment and dispositive power with respect to the shares held by Versant VI.
  
  The percentage in Row 13 is based on 26,305,295 Common Shares (as defined in Item 1 of the Original Schedule 13D) outstanding as of August 8, 2025, as set forth in the Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 2025, filed with the United States Securities and Exchange Commission (the "Commission") on August 13, 2025 (the "Form 10-Q").
- Versant Ventures VI GP, L.P. (CIK 0001777654): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,370,533; sole dispositive power 0; shared dispositive power 2,370,533; aggregate amount beneficially owned 2,370,533 (9% of the class)
  Comment: All shares are held by Versant VI. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. Each of LLC VI and GP VI may be deemed to share voting, investment and dispositive power with respect to the shares held by Versant VI.
  
  The percentage in Row 13 is based on 26,305,395 Common Shares outstanding as of August 8, 2025, as reported by the Issuer in the Form 10-Q.
- Versant Ventures VI GP-GP, LLC (CIK 0001777652): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,370,533; sole dispositive power 0; shared dispositive power 2,370,533; aggregate amount beneficially owned 2,370,533 (9% of the class)
  Comment: All shares are held by Versant VI. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. Each of LLC VI and GP VI may be deemed to share voting, investment and dispositive power with respect to the shares held by Versant VI.
  
  The percentage in Row 13 is based on 26,305,395 Common Shares outstanding as of August 8, 2025, as reported by the Issuer in the Form 10-Q.
- Versant Vantage I, L.P. (CIK 0001765253): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 532,870; shared voting power 0; sole dispositive power 532,870; shared dispositive power 0; aggregate amount beneficially owned 532,870 (2% of the class)
  Comment: These shares are held by Vantage LP (as defined in Item 2(a) of the Original Schedule 13D). Vantage LLC (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Vantage GP (as defined in Item 2(a) of the Original Schedule 13D), which is the general partner of Vantage LP. Each of Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP and as a result may be deemed to have beneficial ownership over such securities.
  
  The percentage in Row 13 is based on 26,305,395 Common Shares outstanding as of August 8, 2025, as reported by the Issuer in the Form 10-Q.
- Versant Vantage I GP, L.P. (CIK 0001777651): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 532,870; sole dispositive power 0; shared dispositive power 532,870; aggregate amount beneficially owned 532,870 (2% of the class)
  Comment: These shares are held by Vantage LP. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Each of Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP and as a result may be deemed to have beneficial ownership over such securities.
  
  The percentage in Row 13 is based on 26,305,395 Common Shares outstanding as of August 8, 2025, as reported by the Issuer in the Form 10-Q.
- Versant Vantage I GP-GP, LLC (CIK 0001777653): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 532,870; sole dispositive power 0; shared dispositive power 532,870; aggregate amount beneficially owned 532,870 (2% of the class)
  Comment: These shares are held by Vantage LP. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Each of Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP and as a result may be deemed to have beneficial ownership over such securities.
  
  The percentage in Row 13 is based on 26,305,395 shares of Common Shares outstanding as of August 8, 2025, as reported by the Issuer in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value Euro 0.12 per share
Name of issuer: LAVA Therapeutics N.V.
Address of issuer's principal executive offices: Yalelaan 62, Utrecht, Netherlands (P7), 3584 CM
Comment: This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on April 8, 2021 (the "Original Schedule 13D"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Solely on behalf of, and only to the extent that it relates to, the Reporting Persons, Item 4 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons have previously reserved the right and continue to reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Common Shares or other securities of the Issuer, dispose of some or all of the Common Shares or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs), and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's stock in particular, as well as other developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover pages of this Amendment for each Reporting Person and the corresponding comments.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover pages of this Amendment for each Reporting Person and the corresponding comments.
Transactions in the class effected during the past sixty days:
On September 16, 2025, Versant VI sold 307,707 Common Shares at a weighted average price per share of $1.5332 for aggregate proceeds of approximately $471,773.30.

On September 16, 2025, Vantage LP sold 192,293 Common Shares at a weighted average price per share of $1.5332 for aggregate proceeds of approximately $294,821.70.

On September 17, 2025, Versant VI sold 362,806 Common Shares at a weighted average price per share of $1.4892 for aggregate proceeds of approximately $540,281.58.

On September 17, 2025, Vantage LP sold 226,726 Common Shares at a weighted average price per share of $1.4892 for aggregate proceeds of approximately $337,634.66.

On September 18, 2025, Versant VI sold 366,111 Common Shares at a weighted average price per share of $1.4418 for aggregate proceeds of approximately $527,858.84.

On September 18, 2025, Vantage LP sold 228,791 Common Shares at a weighted average price per share of $1.4418 for aggregate proceeds of approximately $329,870.86.

## Signatures
- Versant Venture Capital VI, L.P.: /s/Max Eisenberg, Max Eisenberg/COO of Versant Ventures VI GP-GP, LLC, the GP of Versant Ventures VI GP, L.P., the GP of Versant Venture Capital VI, L.P. (09/18/2025)
- Versant Ventures VI GP, L.P.: /s/Max Eisenberg, Max Eisenberg/COO of Versant Ventures VI GP-GP, LLC, the GP of Versant Ventures VI GP, L.P., the GP of Versant Venture Capital VI, L.P. (09/18/2025)
- Versant Ventures VI GP-GP, LLC: /s/Max Eisenberg, Max Eisenberg/COO of Versant Ventures VI GP-GP, LLC, the GP of Versant Ventures VI GP, L.P., the GP of Versant Venture Capital VI, L.P. (09/18/2025)
- Versant Vantage I, L.P.: /s/Max Eisenberg, Max Eisenberg/COO of Versant Vantage I GP-GP, LLC, the GP of Versant Vantage I GP, L.P., the GP of Versant Vantage I, L.P. (09/18/2025)
- Versant Vantage I GP, L.P.: /s/Max Eisenberg, Max Eisenberg/COO of Versant Vantage I GP-GP, LLC, the GP of Versant Vantage I GP, L.P., the GP of Versant Vantage I, L.P. (09/18/2025)
- Versant Vantage I GP-GP, LLC: /s/Max Eisenberg, Max Eisenberg/COO of Versant Vantage I GP-GP, LLC, the GP of Versant Vantage I GP, L.P., the GP of Versant Vantage I, L.P. (09/18/2025)